Ellenoff Grossman & Schole LLP
150 East 42nd Street
New York, NY 10017
Telephone: (212) 370-1300
Facsimile: (212) 370-7889
www.egsllp.com

April 16, 2010

Via E-Mail
Ms. Michele Anderson
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
100 F Street
Washington, DC 20549

Re: **57th Street General Acquisition Corp.**
Amendment No. 1 to Registration Statement on Form S-l
Filed December 22, 2009
File No. 333-163134

Dear Ms. Anderson:

This memorandum is being submitted by 57th Street General Acquisition Corp. (the "Company") to further supplement our April 9, 2010 supplemental memorandum and our April 2, 2010 memorandum and in response to the Staff's request during our April 13, 2010 telephone conference.

As background, the discussion we are having with the Staff results from the changes the Company is proposing in order to improve upon the traditional SPAC structure. The hallmark feature of a SPAC is that any shareholder who does not want to continue to hold the SPAC's shares following the closing of its initial business combination transaction (a "Transaction") may redeem its shares at the time of such closing. Most traditional SPACs have effected this via offering a redemption right in conjunction with a vote by the shareholders on the Transaction, and accordingly have filed proxy materials with the SEC with respect to the Transaction. As we have discussed, when a vote is not required by law, the imposition of a vote requirement has

led to a number of inefficiencies and delays, which are detrimental to the interests of the SPAC, its shareholders and the target business.

As a result, the Company originally proposed that, at the time of the Transaction, it would offer the same traditional SPAC redemption rights, but would not do so in conjunction with a vote. Accordingly, while it would provide its shareholders with materials containing substantially the same information as would be included in proxy materials, it would not file those materials with the SEC.

In response to the Staff's concerns about the Company's originally proposed structure, the Company agreed that it would effect the redemption of its shares from shareholders who want a return of capital in the form of a tender offer, and would file under Schedule TO substantially the same information that stockholders would have received if the Company were required to file proxy materials. We arrived at this result in recognition of the Staff's position that an offer by a company to repurchase shares from holders who have a right to put such shares back to the company is a tender offer. This result still satisfies the Company's goals of eliminating the vote (when not required by law) and therefore makes the process more efficient and speedy. In other respects, the Company would effect the Transaction in substantially the same manner as other SPACs have in the past.

In keeping with the manner in which SPACs have in the past effected their Transactions, after entering into an agreement for a Transaction, the Company would file with the SEC information concerning the Transaction, and the Company and its advisors would arrange meetings (in person or by teleconference) with "fundamental investors"[1] to provide them with the opportunity to speak with management regarding the Transaction. Following those meetings, the fundamental investors may independently decide to purchase shares of the Company's common stock. These purchases would be entirely independent of, and not be coordinated with, any purchases of shares that the Company may make in its tender offer, which the Company is conducting solely to provide traditional SPAC redemption rights.

The purpose of this memorandum is to demonstrate in greater detail why fundamental investors who may purchase shares of the Company's common stock in the manner described herein are not acting in concert with the Company and, as a result, why such purchases, or activities in connection with such purchases, are not prohibited by Rule 14e-5.

<u>Rule 14e-5</u>

Rule 14e-5 restricts persons participating in a tender offer, known as "covered persons," from purchasing or entering into arrangements to purchase any subject shares

[1] As described in our prior memoranda, a "fundamental investor" is an investor who purchases shares of the Company's common stock before the Company's initial business transaction and continues to hold such shares after the initial business transaction.

outside the tender offer. It does not prevent persons who are not participating in the tender offer from purchasing or arranging to purchase shares outside the tender offer.

There are four categories of covered persons specified in the rule. The first two include the offeror and its affiliates and any dealer-manager for the tender offer and its affiliates. The third includes any advisor to persons in the first two categories. As more fully described in our previous memoranda, fundamental investors will not fall within the first three categories of primary participants in the tender offer.

The fourth category includes:

> Any person acting, directly or indirectly, in concert with any of the persons specified in this paragraph (c)(3) in connection with any purchase or arrangement to purchase any subject securities or any related securities.

In order for persons to be "acting in concert" there must be an agreement, understanding or arrangement between the persons with respect to the conduct at issue. If each party at all times acts independently, then it is axiomatic that the parties are not acting in concert with each other.

For the purposes of Rule 14e-5, someone who is not a primary participant in a tender offer cannot become a covered person unless the person comes to an agreement with a primary participant in connection with the purchase of shares subject to the tender offer. Only if there is an agreement, understanding or arrangement will such person be considered to be "acting in concert" with a primary participant, and therefore be restricted from purchasing shares outside the tender offer. If the person acts independently at all times, then such person is not regulated by Rule 14e-5, and therefore may purchase or arrange to purchase shares outside the tender offer.

As more fully described below, at no time during the tender offer contemplated to be conducted by the Company will any of the fundamental investors come to any agreement, arrangement or understanding (written or oral), with the Company, its affiliates, or any dealer-manager or advisor to the Company in connection with the purchase of shares of the Company's common stock. The fundamental investors will independently decide whether or not to make a purchase, the terms of any purchase and the timing of any purchase. At all times before they actually make a purchase, they will be free to decide not to make the purchase, or to alter the terms or timing of their purchase. Therefore, the fundamental investors will not be acting in concert with any of the primary participants to the Company's tender offer, and will be free to purchase shares of the Company's common stock outside the tender offer.

<u>Potential Activities</u>

In order to assist the Staff in understanding the basis for the Company's conclusion above, the following is a detailed description of the activities that the primary

participants to the Company's tender offer expect to conduct that will involve fundamental investors.

Upon the closing of the Company's initial public offering, the Company will have publicly tradable securities quoted on the OTC Bulletin Board or listed on a national securities exchange. After entering into an agreement for an initial business transaction with a target business or a seller of assets (a "Transaction"), the Company will file a Current Report on Form 8-K and begin disseminating information concerning the Transaction. Just as normally takes place in connection with the business combinations of traditional SPACs, the Company and its advisors would arrange meetings (in person or by teleconference) to provide investors with the opportunity to speak with management regarding the Transaction. These meetings would typically be one-on-one meetings with institutional investors who either (i) are existing stockholders who have a significant position in the Company or (ii) are new, fundamental, institutional investors who the Company or its advisors believe may be interested in investing in the Company. The meetings would not be a forum where the Company and its affiliates or advisors introduce existing stockholders to prospective fundamental investors. As a result, the meetings are entirely consistent with, and in furtherance of, the legitimate goal of disseminating information concerning the Transaction to the investment community, which has been particularly encouraged by the Staff in our discussions concerning this offering.

Following such a meeting, fundamental investors will make their own independent investment decision regarding a possible investment in the Company. This independent decision will be based upon the merits of the Transaction, and, in most instances, will be made by the institutional investor's investment committee. If a fundamental investor decides to invest, it would place a buy order for shares of common stock with its broker. In some cases, the fundamental investor may place the order through the brokerage department of an investment bank which also is serving as the Company's advisor. In any case, upon receiving the buy order, as with any purchase transaction, the broker would then seek to match that buy order with a sell order. Upon finding a successful match, the broker would cross the trade over the wire. The broker's role in crossing the matching buy and sell orders is an act that is routine and in the ordinary course of its business.

The following is a more detailed description and timeline of the activities described above that are expected to be conducted by the Company and its advisors once the Transaction is announced.

1. *Identify existing stockholders.* Because the Company's shares will be publicly traded, the identification of the Company's existing stockholders is done primarily from its list of record holders, the NOBO list[2] and public filings and, if some

[2] As the Staff is aware, the names of many beneficial owners of a company's stock do not appear on a list of record owners because their shares are held by a nominee in "street name." A "NOBO" list is a listing of the Non-Objecting Beneficial Owners of a company's stock which indicates those beneficial owners of

stockholders remain unidentified, calls to institutional investors who are known to invest in SPACs.

2. *Identify potential new stockholders*. This is done by focusing on investors who potentially may be interested in the particular Transaction based on knowledge of a particular investor's interests or investment thesis (e.g., "value" or "growth") as well as looking at public disclosure regarding such investor's holdings of companies comparable to the target in the Transaction.

3. *Set up meetings with existing and potential stockholders.* This involves contacting existing and potential stockholders and scheduling one-on-one meetings or conference calls with Company management. During the meetings, Company management would go over the publicly available information concerning the transaction with the existing or potential fundamental investor. The purpose of these meetings is to discuss the merits of the Transaction so that investors can assess whether they want to own the Company's stock. The Company's advisors often will assist the Company in setting up the meetings and may or may not attend these meetings.

4. *Respond to follow-up questions.* A particular investor may have additional questions after the management meeting and may ask for a follow up call or meeting which the Company's advisor may schedule in the same way the initial call or meeting was set up. The advisor also may answer questions from investors regarding the process and expected timing and may also pass along to management any feedback shared by investors.

5. *Investor makes its independent investment decision.* Each investor who met with the Company will independently review the information concerning the Transaction, and make its own investment decision through its own processes. For an existing stockholder, the decision is whether or not to continue to hold its shares following the closing of the Transaction or sell its stock in the market or via the tender offer. Of course, this decision may change during the pendency of the tender offer depending on the prevailing market price for the Company's shares. For a potential new fundamental investor, the decision is whether or not to purchase shares, the terms of any such purchases and the timing of any such purchases. Here, too, the decision may change depending on the prevailing market price for the Company's shares. In no case would the Company or its advisors enter into any agreements with fundamental investors in connection with their potential purchases.

6. *Existing holders who choose to sell place sell orders.* If an existing investor (who may or may not have met with the Company) determines it would seek to sell its shares in the market, it may place a sell order through a broker of its choosing. In some cases, that broker may be affiliated with the Company's advisor. If the existing

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the stock who have instructed their broker that they do not object to the disclosing of certain ownership information about themselves.

investor does not have an account with its chosen broker, a new account would be opened.

7. *Fundamental investors purchase shares*. If a new fundamental investor decides to buy shares, or an existing investor decides to add to its position, it may place a buy order through a broker of its choosing. In some cases, that broker may be affiliated with the Company's advisor. If the investor does not have an account with its chosen broker, a new account would be opened. The investor will have the ability to withdraw or alter the order at any time to the same extent as it would be able to withdraw or alter its order for any other publicly traded stock.

8. *Broker matches trades*. In the event that a broker has a buy order from a potential investor, it will seek to fill the order from shares offered by existing investors identified in the manner described in paragraph 1 above, just as it would when it receives a buy order for any publicly traded stock.

While the list above is not exhaustive and does not represent all of the activities that may be undertaken (which may vary based on the particular circumstances), the Company stresses that in no event will the Company or its affiliates or any dealer manager or its affiliates, or any advisors to the Company or any dealer-manager, (i) purchase or arrange to purchase shares outside the tender offer or (ii) enter into any agreement, understanding or arrangment with any other persons in connection with their purchase or arrangement to purchase shares outside the tender offer.

Conclusion

We understand that the Staff is seeking more detail concerning the activities to be undertaken in connection with purchases by fundamental investors because the determination of whether parties are acting in concert is inherently factual. As described above, we believe that no such activities constitute an agreement, understanding or arrangement and, therefore, that the fundamental investors and primary covered persons are not acting in concert and Rule 14e-5 does not apply to the purchases. We respectfully submit that to conclude otherwise would have the effect of chilling protected and legitimate disclosure of information and shareholder communications, which is encouraged by the federal securities law and has been particularly encouraged by the Staff in our discussions concerning this offering. Moreover, if there were any restriction on the ability of the Company and its advisors to communicate with investors, it also would deter fundamental investors from seeking to obtain any information from the Company or its advisors as part of their due diligence for fear of becoming covered persons. This clearly is not what Rule 14e-5 was designed to prevent.

* * * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions concerning the foregoing, please contact Douglas S. Ellenoff, Esq., Stuart Neuhauser, Esq. or Asim Grabowski-Shaikh, Esq., each at (212) 370-1300.

Very truly yours,

/s/ Ellenoff, Grossman & Schole

Ellenoff Grossman & Schole LLP

cc: Mark D. Klein
Joel Rubinstein, Esq.
Morgan Joseph & Co. Inc.